November 5, 2009

Mara L. Ransom

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Amendment No. 3 to Registration Statement on Form S-1

Filed October 26, 2009

File No. 333-157010

Dear Ms. Ransom:

Thank you for your letter dated October 30, 2009 and your assistance in regards to our above filing. We have endeavored to edit our submission in consideration of your recommendations.

Certain Relationships and related Transactions, page 40

1.

We have revised this section with the comment to disclose the terms of the $7,000 loan Mr. Moreira has provided the Company and also disclosed that the additional $2,395 dollars was not a third party loan but was in fact a loan from Mr. Moreira. The loans are interest free with no fixed repayment date.

Exhibits and Financial Statement Schedules, page 42

2.	We have added our Exhibits number 5.0 referring to new legal opinion letter.

Exhibit 23

3.	We have corrected the date and enclosed the consent letter from Chang G. Park, CPA.

Thank you.

/s/ Andre luiz Nascimento Moreira

Andre Luiz Nascimento Moreira President

Alarming Devices, Inc.

www.alarmingdevices.com

775-284-3707